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2007 OCT 16 A 10:03

OCT 11 2007

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

October 3, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Kirin ~~Holdings Company, Limited~~ Brewery Co Ltd
Rule 12g3-2(b) Exemption File No. [82-188]

Ladies and Gentlemen:

The following information is being supplied to the Securities and Exchange Commission (the "SEC") pursuant to the exemption for the Common Stock (the "Common Stock") of Kirin Holdings Company, Limited, a company incorporated under the laws of Japan (the "Company"), based upon Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iv), set forth below is a revised list reflecting changes in the information that the Company is expected to or is required to (i) make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) file with a stock exchange on which its securities are traded and which was made public by such exchange, or (iii) distribute to its security holders. The list below also sets forth requirements regarding the timing and the source of the publication, filing or distribution.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

dlw 10/16

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (*yukashoken houkokusho*) (including audited consolidated and non-consolidated financial statements) and any amendment thereto	Within three months after the end of the fiscal year (March 31)	Securities and Exchange Law of Japan, which has been renamed the Financial Instruments and Exchange Law (the "Securities Law")
2)	Semi-annual securities report (*hanki houkokusho*) (including consolidated and non-consolidated interim financial statements) and any amendment thereto	Within three months after the end of the interim period (September 30)	Securities Law
3)	Securities registration statement (*yukashoken todokedesho*) and any amendment thereto or shelf registration statement and any amendment thereto, and supplemental documents thereto (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Securities Law
4)	Extraordinary report (*rinji houkokusho*) and any amendment thereto (if any)	Without delay after an occurrence of any of the certain events designated in the Securities Law	Securities Law
5)	Registration of take-over bid (*kokaikaitsuke todokedesho*) and any amendment thereto (if any)	Prior to such take-over bid	Securities Law
6)	Opinion statement report concerning take-over bid (*iken hyomei houkokusho*) and any amendment thereto (if any)	Within ten business days after the public announcement of commencing such take-over bid	Securities Law
7)	Report concerning take-over bid (*kokaikaitsuke houkokusho*) and any amendment thereto (if any)	Promptly after completion of such take-over bid	Securities Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
8)	Report of response to questions (*taishitsumon kaitou houkokusho*)	Within five business days after receiving the opinion statement report concerning take-over bid setting out questions to the bidder	Securities Law
9)	Report as to acquisition of its own shares by the Company (*jikokabuken kaitsuke joukyo houkokusho*) and any amendment thereto (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Securities Law
10)	Report on bulk holding (*tairyo hoyu houkokusho*) and any amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	Securities Law
11)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual	the Regulation on Timely Disclosure of Corporate

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
		securities report	Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), and similar rules of Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange (collectively, "Other Stock Exchanges")
12)	Affidavit of timely disclosure at the time of change of representative of the Company	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Timely Disclosure Regulation and similar rules of Other Stock Exchanges
13)	Brief announcement of annual financial results (*kessan tanshin*)	Promptly after the settlement of financial results	Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
14)	Brief announcement of interim financial results for the first six months of each business year (*chukan kessan tanshin*)	Promptly after the settlement of interim financial results	Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
15)	Financial review and performance of the first/third quarter (*shihanki kaiji*)	Promptly after the settlement of financial results of the first/third quarter	Timely Disclosure Regulation, and similar rules of Other Stock Exchanges

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
16)	Corporate Governance Report and its amendment	Promptly after its amendment	Timely Disclosure Regulation and similar rules of Other Stock Exchanges
17)	Improvement Report (*kaizen houkokusho*)	Promptly after being requested by the relevant stock exchanges	Timely Disclosure Regulation and similar rules of Other Stock Exchanges
18)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (if any)	Promptly after an occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	Timely Disclosure Regulation and similar rules of Other Stock Exchanges
19)	Announcements and press releases material to an investment decision (if any)	None	None
20)	Annual report to shareholders (including summary annual financial statements) (other than 27) below) (if any)	None	None
21)	Semi-annual report to shareholders (*chukan houkokusho*) (including summary semi-annual financial statements) (if any)	None	None
22)	Annual Report (in English) and the Environmental Report	None	None
23)	Corporate Facts and Figures (if any)	None	None
24)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document	Available at all times	Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))		
25)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))	For ten years at the head office (and for five years at branch offices, if applicable) from the date of such meeting	Company Law
26)	Commercial Register (containing *information such as trade name*, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors)	Any change to the registered *information is generally* required to be registered within two weeks from the date of such change	Company Law
27)	Convocation notice of a general meeting of shareholders (including balance sheet, profit and loss statement, and statement of changes in equity (consolidated and non-consolidated)). Business report (*jigyo houkoku*) and reference materials for exercise of voting rights and a voting card	Two weeks prior to the meeting	Company Law
28)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (if any)	Two weeks prior to the meeting	Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
29)	Statutory notices to shareholders (other than 27) and 28) above)	At such time as required by the Company Law	Company Law
30)	Notice of resolutions of a general meeting of shareholders (in case of an ordinary general meeting of shareholders, including dividend information)	None	None
31)	Voluntary notices to shareholders (if any)	None	None
32)	Statutory public notices	At such time as required by the Securities Law or Company Law	Securities Law or Company Law
33)	Voluntary public notices (if any)	None	None
34)	Internet Website: http://www.kirinholdings.co.jp/ (in Japanese and English)	None	None

If you have any questions or requests for additional information, please do not hesitate to contact us as follows:

Makoto Ando
Manager
IR Section
Corporate Communications Dept.
Kirin Holdings Company, Limited
10-1 Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288 Japan
Tel: 81-3-5540-3455
Fax: 81-3-5540-3550

Sincerely,

KIRIN HOLDINGS COMPANY, LIMITED

By: ______________________

Name: Makoto Ando
Title: Manager
IR Section
Corporate Communications Dept.

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